Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

A transcript of an interview that took place at the Piper Sandler Global Technology Conference TechTok with Zvika Netter, CEO and Co-founder of Innovid, Inc., on September 13, 2021 follows:

Investor Presentation Transcript

●	Thomas Champion, Senior Research Analyst, Piper Sandler

●	Zvika Netter, Co-Founder and CEO, Innovid

Thomas Champion, Equity Research Analyst, Piper Sandler: Hello, everyone, I'm Tom Champion with Piper Sandler research and today I'm joined by Zvika Netter CEO of Innovid an ad delivery and measurement platform for connected tv. Zvika, thanks for being part of the Piper Sandler TMT conference.

Zvika Netter, CEO and Co-Founder, Innovid: My pleasure. Thanks for having me.

Thomas Champion: I'm wondering to kick-off, maybe you could provide a brief background on yourself, and your experience as an entrepreneur?

Zvika Netter: Yeah, absolutely. I've been an entrepreneur for 28 years, from 1993 was my first company, so it's all I know. I’ve always founded companies, as founder, CEO, it's been all I've been doing. I’d argue my passion started as a kid, I started coding in the early days, the early 80s, so it's been a while, very strong passion for design, art design, and of course, software and technology. And that combination led me to start several companies, always enterprise software, in different areas. But it was always around how do we improve the experience of the user or consumer, you know? So that's what led me to start this company and I can definitely say it's by far the most exciting and impactful thing I've been working on in my career.

Thomas Champion: Super. Okay. Well, let's get into that. And, maybe you could provide a brief overview of Innovid for those less familiar. I think you helped found the company back in 2007. Maybe, talk about that, and the opportunity you saw back then?

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Zvika Netter: Absolutely. So, with my two other co-founders, when we started the company, it was this vision and understanding that one day, all TV, all video in the world will be delivered over IP, right? This was ‘06 - ‘07 the days when Google acquired YouTube, and the size of a video was the size of a matchbox. It was this size, but it was like, okay, this is what's going on now in’05 - ‘06, assuming unlimited bandwidth that means that every video in the world, including television, and cinema also will be delivered digitally, and distributed digitally. That's, that's a tremendous impact on an industry. And if you draw the equivalent of what happened with the phone system, you know, we used to have land lines, I think, I hope that yeah, I think you saw those in your lifetime. And then we had mobile phone was also like, Oh, my God, we can move. But then the switch to smartphone was a tectonic shift, because it wasn't just like wireless, it's now a computer you can it's a two way mechanism, you can do so many things with it beyond just you know, consuming, or just talking, right? So if you take the similar equivalent saying, Look at television today, instead of a six-inch TV, a smartphone is a 70-inch computer in your living room. The opportunity is immense. It's endless, right? So when we did this fast forward to say, okay, let's look at television, as some old television in the world will be delivered over IP, with enough bandwidth enough computing power, that opens up endless amount of opportunities. When we map the market, we looked at the advertising industry, which is a $200 billion media business, advertising business, and said what's going to happen and it's highly concentrated when almost like only like 200 brands that represent about 75-80%. So it's a massive industry where it's highly concentrated, which makes it easier to bring innovation to this industry. So we decided to focus on that and basically build the technology and platform that will enable this advertising revolution. And, now what, 14 years later, I can say very proudly that we're the world leader in providing CTV advertising technology to the world’s largest brands.

Thomas Champion: Wow, that's exciting. And maybe you could talk a little bit more about the market opportunity and evangelize it for us. You know, we kind of all know that linear TV is losing share, and you know, ad spend is is shifting over, you know, how do you frame up the opportunity and what you're seeing now and you know, what might be some catalysts we should look out for going forward?

Zvika Netter: Absolutely. Which, you know, if you think about it's a very fascinating situation, where you have an 80-year-old industry, right television with $200 billion of advertising. So it's massive, being transformed to from one side what feels like a new medium connected television that's, you know, now extremely growing extremely fast. It's this hot, and sexy media, but at the same time, it's the same thing, right? It's, it's an ad, you know, 65 inch TV, in your living room. So it's the same audience. It's the same screen, it's both linear and CTV, physically the same device. Most of the content is the same. The advertisers are the same, the audience is the same. So what's interesting, what's really changing here is the infrastructure. It's the way that creative is being delivered and consumed. And that opens up a lot of opportunities. But there's, there's a nice side of it, it's not total disruption, you don't need to create money from scratch, the money is always there, the audience is there, people are already consuming what's being shifted as people are preferring to consume more and more content through the internet connection, rather than the cable connection. So there's cost saving there. So this whole thing is driven by us as the infrastructure being there and user behavior. So it's not that marketers decide to oh, I should buy more CTV or, or, you know, a business saying I should put more consumers vote with their eyes and legs and wallets and saying, I'm going to watch this way. And everybody else needs to, you know, chase them and make sure they don't miss. So the exciting part of the budget is there, the environment is there the technology for tech person like me, it's the quote-unquote, the only thing that is changing and it provides, that's what brings the scale and the massive financial opportunity that you can see when other companies in the public markets are getting the benefit of because I think in the last two years, people understood how much money is already there and being disrupted. In terms of the specific opportunity. We identified four areas that so if you look at those 200 markets, and what's happening to them, right, so they used to we used to like if you run a P&G Pampers that right, kind of the same way they used to do it 80 years ago, you should have 15-second spot, you send the tape to the TV station, they run the ad, Nielsen tells you what happened, approximately, in here is a million dollars $100 million. And once you switch to it in a digital environment, four things are changing how the media could change in being disruptive, how the media is bought and sold, and the creative production and distribution and what you can do with the creative, physically, how do you send the ads? So how would you stream the ads versus sending a tape to a TV station. And the third thing is measurement. The way you measure is changing also. So we decided to focus on three of those four, we decided to not touch the media, most of the public companies you see now in the CTV space that are doing very well. Basically media buying and selling platforms, right? Even the big tech firms like Google and Facebook during the end of the day media companies. So we decided we're going to stay away from it. Because we believe there's a need for a neutral entity, which is something the advertising industry has not seen for many years, because of the dominance of Google and Facebook. We said no media, and then but in the creative delivery and measurement areas, we made a decision to become the dominant player to own those three layers for the largest advertisers.

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Thomas Champion: Got it. Maybe you could take that a level deeper and talk about your key products, how you work with both advertisers and publishers, and maybe just highlight any of the technology you think is particularly differentiated?

Zvika Netter: Absolutely, maybe, you know, to give you a sense of scale for a second, just so people you know, our audience will understand where we sit today. So we deliver. We work with the largest brands, 40% actually of those two top 200 advertisers, already utilize our platform to deliver and measure all the TV advertising on CTV, right, so these are the same ads they use on broadcast, but when it runs on CTV, it's exclusively our platform that's being used to deliver and measure those ads that include brands like Toyota L'Oreal, GSK, Anheuser-Busch, really big, so it's 40% of the top 200. That accumulates to buy 330 years worth of TV ads a day. So we're streaming from our servers 330 years of video every day, that's about a billion TV ads broadcast per day. So it's, it's a pretty significant scale. And we cover about, I think it's about 85 million households in the US. So like we're straining to, which is close to 100% of the market. I think it's 90. So we're almost every household in the US delivering you know, 40% of the top 200. So it's a significant scale. There's no publisher or platform or device or screen that we're not delivering TV ads, right we're sitting kind of from a top it's programmatic or non-programmatic we cover everything for those clients. In terms of the exact use case. So let's say you're a large a CPG brand you produce your creative agency in LA produce this new cool diaper ad they instead of recording on tape and shipping a DVD of the uploaded to our system, so they log into the system the upload the creative, our system then takes care. There are no standards and CTV on purpose by the way the industry is now everybody's trying to build their own walled garden. You know companies phenomenal companies like Roku and Vizio Google and YouTube and Comcast endless, like there's a list of Apple and Microsoft, I'm sure I missed a couple, you know, Amazon with Fire, they all try to build their own walled garden to dominate the industry, everybody wants to be Facebook and Google, it's not going to happen, there's 10 of 12 of them, they're all going to do well, because it's a giant, giant market. So our system takes care of saying, okay, we're going to make sure this creative, is encoded and streamed in full HD with all these devices and all these platforms. So that's the creative component. If you want to do addressable TV advertising, if you're like Toyota, and you want to have dealership promotion, based on, you know, financial incentives for New Jersey versus LA, our system will create 1000s of versions in real-time based on inventory, availability, and delivery. And the third component, you want to compare all these platforms and compare apples to apples. Like, again, with any new industry, you know, Peacock, and NBC will give you a certain day that YouTube will give you a different data set. And everybody will say that they're the best, and they're all great. But as a CMO of a massive CPG, firm, you need to see everything apples to apples. And because we're not a player in any we're not a media player, we can aggregate all this information and provide you an audited look of what actually happens. And that's the merchant property. So it's the creative, the creative optimization, the delivery, and then bringing it all together to show you what actually happened.

Thomas Champion: Okay, that's helpful. Maybe you could dive a little bit deeper into marketing solutions. And maybe that dovetails with what you just mentioned. But what are the big pain points for advertisers as they make this transition at this point? And maybe you could just talk about key verticals for you? Are there any that stand out that you have more or less traction with?

Zvika Netter: Yep. Absolutely. I would say. So that's a list of questions come back. In terms of the start with the verticals, or the end the challenges, so what's nice is, you know, if you think of what I said earlier, since it's the same TV screen, right, some people had smart TVs for three years, but never connected them to the internet. Right? We can touch on it later how COVID really impacted and blew up this industry from the growth. People were locked at home. So people already had the TVs, so our customers are basically the same customer the same brands that are running on television, right. So whatever, when you used to watch TV or live TV, or you are still on linear TV, it's the auto manufacturers, it's the ads you see again and again, right. It's the autos, it's the telcos it's the insurance companies, pharma, right, so it's the same vertical. And it's, we have the exact same representation in our client base, there's no specific vertical that's choosing CTV because the interesting thing here is nobody chooses CTV, like from the brands are saying, and they don't wake up in the morning, and they go like, oh, like, like they used to do on social or mobiles, like should we adopt, you know, this is the era of mobile. It's been the year of TV for these guys, these brands for 80 years. So they don't need to make a decision. You the audience made a decision that people watching the stream, they made a decision by connecting their TV to the internet and consuming content through that to the NBC app or the Peacock app or YouTube, they made a decision, they want to get their content this way, the ads must follow. So it's the same representations of vertical the same representation of content, the same physically the same ads, right? Having said that, because it's a different infrastructure, the challenges are around lack of standardization in the creative component side and the measurement. And so Nielsen, I don't know if you follow the, you know, Nielsen has been under some scrutiny lately, because the standard way of doing things for so many years is being changed. And how you measure an ad on CTV, you can be extremely accurate. You mean, you don't need a panel, we're streaming every single ad and we know, you know, your IP, we know the household, we know the address, you know, approximately. And we know if you turn your TV off after five seconds, we know that so that's more accurate than anything that those panel-based companies. So you need tools to manage the creative to distribute, and you need tools that can measure in this new way and bring it all together. These are again, that's the challenges. That's the opportunity. But the need is immediate, the need is not driven by adoption by brands, it's all driven by audience behavior.

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Thomas Champion: Got it. You know, maybe that segues into some of these issues related to privacy, and, you know, pressures from regulatory bodies that are increasingly looking at these issues of data capture. You know, we've seen, you know, Apple within mobile and their reactions around idfa. And, you know, cookies being removed from the desktop. What are some of the tensions with regards to CTV? How do you think about these issues of privacy?

Zvika Netter: I mean, it's very exciting because it's actually a good thing for CTV because those issues don't exist on CTV because CTV never had cookies. One city was never and is not dominated by Apple, or Google or anybody else. So the issues with digital advertising in general, like, you know, Facebook own social and Google's own search, Google's browser own cookie, right? So you live in a situation digital advertising, those those types of companies can wake up in the morning, say, we're going to stop doing this and, and, you know, while they're all great companies, you know, they're having their own agenda, right? It's not always, you know, it may be looked like privacy, but it may be some other agendas that they have, because they want to have more power. So, the great thing about CTV, it's not dominated by any large company, right? There's, a lot of, you know, independent companies that are doing great. Also in the stock market, because CCTV is not and will not, in my opinion, be dominated by a duopoly or monopoly, right? So by design, you don't have those issues of somebody deprecating something suddenly and deciding, right, it's more going to be hidden, hopefully, I believe it's going to stay like this for the next 5-10 years. In organic growth in a very competitive market, where companies need to compete with each other like a normal market, like we got used to that in the digital world, it's like dominated by people who tell us what's going to happen in our life. But in a more good quality competitive market, the different publishers and tech providers will need to release better products, and when more shared by this and not by forcing certain structures, which is the benefit for the viewers, for the publishers, the content owner, and it's, it's great for everybody. So in that type of world, there's no deprecation of anything. And another thing because it's just starting, right, there's nothing to take CTV never had cookies. We don't have there are no privacy issues, because nobody's going to quote unquote, tracking what the users are doing and using it for something. So hey, the second thing I have to say is CTV is just starting. So when you compare it, you don't need to compare it to banner ads that chase you over the internet, because you look at a pair of shoes, like we all get, you compare it to television, so it's smart television, it's a better version of television, it's not a less good version as a social advertising. It doesn't compete with social, it competes with linear television. From that perspective, your ability to target to better measure, to better and to create a better user experience on CTV is a win win for everybody. So from that perspective, there's no specific issues there and no concern. I think it's just it competes with linear television, and it's better than linear television by any aspect.

Thomas Champion: Super, maybe. Final question. I think we're running low on time. But as you look out over the next 12 to 18 months, what trend are you most excited about for the industry? And maybe, you know, talk about Innovid in that context?

Zvika Netter: Yeah, I think, you know, maybe I would say even as a consumer and user kind of need to extend the context of what we just spoke about. And as an entrepreneur, from all these people in aspects, I think it's wonderful to be in an environment where, you know, competition leads to innovation, right? If you look at even the content, look at Netflix versus HBO versus Disney plus, versus, you know, or devices, Roku versus Amazon versus Apple TV versus Vizio that you cover, it's exciting, because there's opportunity for everybody, there's a massive opportunity here. And as long as there are no draconian issues, or massive player that dominate the market, it actually allows you a lot of innovation, right? Where we're, you know, the devices are getting better the content is getting look at what happens with content, way, way better than it ever used to be writing user experiences better. So that excites me as a user and as a company, but we are name Innovid stands for innovation and video. So that environment allows companies like Innovid, to innovate, right and bring new products and new experience to market to get value for it. Right in advertising technology, stocks have never seen that type of adoption using it today. The reason is CTV because in a market that's dominated by where police investor can say like, Oh, you know, somebody can wake up in the morning, deprecate cookies, boom, we have an issue in CTV that doesn't exist. It allows companies like innovate and others be valued for the future potential, you know, we have in the next 10 years without the concern that somebody is going to just you know, shut the browser down. So that is that, I couldn't be more excited about us, too. Bam, in terms of the scale that CTV is getting, and the opportunity again, compared to landline versus a smartphone, like, you know, the TVs are going to be used for commerce for a lot of things than just, you know, watching content and the ads, everyone's going to get much, much smarter and engaging and interactive. And, you know, for us to have our name, as, you know, as an innovator and an enabler in that industry of the future of TV for the next 10 years. There's nothing that can be more excited and proud of.

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Thomas Champion: Wow, that's, that's great. A lot to look out for. Okay, I think I think we need to leave it there, Zvika Netter. So we can leave it there. Thanks so much for being with us today and being a part of the Piper Sandler TMT conference.

Zvika Netter: Absolutely. Thank you. Thank you for inviting me. And yeah, we're just starting. So we'd love to keep in touch and share with you in the future what's going on.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion has filed a registration statement on Form S-4 that includes a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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